

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Via E-mail
Andy Yang
Chief Financial Officer
AU Optronics Corp.
1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re: AU Optronics Corp.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed May 3, 2011**
> **File No. 001-31335**

Dear Mr. Yang:

We have reviewed your response dated August 2, 2011 and related filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Note 10. Equity Method Investments, page F-37

1. We reissue our prior comment 1. The scope exception under FASB ASC 845-10-15-4(b) appears to only apply to entities under common control. We reference FASB

ASC 845-10-15-19 which specifically states that "the guidance in the Exchanges of a Nonfinancial Asset for a Noncontrolling Ownership Interest Subsections applies to nonmonetary transfers of a nonfinancial asset (or assets) for a noncontrolling ownership interest."   In that regard, please tell us how you considered the guidance in FASB ASC 845-10-30-26 in determining how you should account for the investment of nonmonetary assets to AUSP. Under that guidance, if the fair value of the asset or assets given up is greater than their carrying value, a **partial gain** shall be recognized if the entity accounts for the ownership interest received using the equity method.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief